SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K


                            Report of Foreign Issuer

    Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934


                       For the month of: October 31, 2002


                         Commission File Number 0-15688


                                CORAL GOLD CORP.
                               (Registrant's name)

                         455 Granville Street, Suite 400
                   Vancouver, British Columbia, Canada V6C 1T1
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                                   Form 20-F X       Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                    Yes               No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):








  All reference to dollar or $ is in Canadian dollars unless otherwise stated.

British Columbia Securities Commission
QUARTERLY REPORT
FORM 51-901F


NAME OF ISSUER                  FOR QUARTER ENDED          DATE OF REPORT
----------------------------------------------------------------------------


CORAL GOLD CORP.                October 31, 2002           December 27, 2002
----------------------------------------------------------------------------


ISSUER ADDRESS:
------------------------------------------------------------------------------

Suite 400, 455 Granville Street
------------------------------------------------------------------------------


CITY       PROVINCE          POSTAL CODE   ISSUER FAX NO.  ISSUER TELEPHONE NO
------------------------------------------------------------------------------

Vancouver, British Columbia  V6C 1T1       (604) 682-3600  (604) 682-3701
------------------------------------------------------------------------------


CONTACT PERSON               CONTACT'S POSITION          CONTACT TELEPHONE NO.
------------------------------------------------------------------------------

Andrea Regnier               Accountant                  (604) 682-3701
------------------------------------------------------------------------------


E-MAIL ADDRESS:                              WEB SITE ADDRESS
------------------------------------------------------------------------------

dawnpacific@telus.net                        N/A

------------------------------------------------------------------------------

CERTIFICATE

The three schedules required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

------------------------------------------------------------------------------
DIRECTOR'S SIGNATURE                                     DATE SIGNED
Signed:
"Louis Wolfin"                                           02/12/27
------------------------------------------------------------------------------

DIRECTOR'S SIGNATURE                                     DATE SIGNED
Signed:
"Ernest Calvert"                                         02/12/27
------------------------------------------------------------------------------

CORAL GOLD CORP.
Consolidated Balance Sheet
(Unaudited - Prepared by Management)
==============================================================================


                                     ASSETS

                                                                           October 31,             January 31,
                                                                                  2002                    2002
                                                                   -------------------   ---------------------
                                                                                     $                       $
Current assets
      Cash                                                                   1,041,315                  73,629
      Accounts receivable and prepaid expense                                    7,677                  25,363
      Due from related parties                                                 150,000                 415,156
      Marketable securities                                                     80,045                  80,045
      Prepaids                                                                  14,999                   1,500
                                                                   -------------------   ---------------------
                                                                   -------------------   ---------------------
                                                                              1,294,036                595,693
Mineral properties (Note 3)                                                   6,577,726              5,877,029
Due from related parties (Note 6b)                                              197,252                     --
Investment securities                                                            91,582                 91,582
Computer equipment                                                                2,983                      -
                                                                   --------------------  ---------------------
                                                                              8,163,579              6,564,304
                                                                   ====================  =====================


                                   LIABILITIES

Current liabilities
      Accounts payable and accrued liabilities                                  141,778                 37,250
      Advances payable                                                                -                121,845
      Due to related parties (Note 6c)                                           77,235                100,000
                                                                    -------------------   --------------------
                                                                                219,013                259,095
--------------------------------------------------------------------------------------------------------------


                              SHAREHOLDERS' EQUITY

Capital stock (Note 4)                                                       26,388,686             24,427,667
Deficit                                                                     (18,444,120)           (18,122,458)
                                                                    -------------------   --------------------
                                                                              7,944,566              6,305,209
                                                                    -------------------   --------------------
                                                                              8,163,579              6,564,304
                                                                    ===================   ====================

On Behalf of the Board

Signed:
"Louis Wolfin"
_____________________Director

"Ernest Calvert"
_____________________Director

CORAL GOLD CORP.
Statement of Operations and Deficit
(Unaudited - Prepared by Management)
=============================================================================



                                                         3 Months                            9 Months
                                                        October 31,                         October 31,
                                                           2002              2001              2002           2001
                                              ------------------ ----------------- ----------------- --------------
                                                              $                 $                 $              $
--------------------------------------------- ------------------ ----------------- ----------------- --------------

Expenses:

       Auto expense                                      1,391                 -            3,502                 -
       Audit and accounting fees                         5,910               738           24,043             1,475
       Interest expense                                                                                      25,891
       Communications                                    3,680                              3,680
       Consulting fees                                   (850)             4,663           29,622             4,663
       Depreciation                                                          839                              2,515
       Foreign exchange                                (6,913)             2,076          (9,788)             2,730
       Shareholder communications
          and investor relations                         6,074             6,563           30,091             7,955
       Legal fees                                       32,738             8,231           35,951
       Listing and filing fees                           1,107           (1,904)            5,809             1,227
       Management fees                                  15,000            15,000           45,000            45,000
       Office and administration                        50,183            13,759           68,932            36,375
       Salaries and benefits                             (760)            13,057           23,844            27,961
       Trade shows                                      22,005                             22,005
       Travel and accommodation                         33,429               607           38,482             8,207
       Transfer agent                                    2,822             3,900            7,427             5,192
                                            ------------------- ----------------- ---------------- -----------------
                                            ------------------- ----------------- ---------------- -----------------
                                                     (165,816)          (76,551)        (328,600)         (178,233)
Less: interest income                                   6,418             4,511            6,938             1,030
------------------------------------------- ------------------- ----------------- ---------------- -----------------
                                            ------------------- ----------------- ---------------- -----------------

Loss for the period                                  (159,398)          (72,040)         (321,662)        (177,203)
Deficit, beginning of period                      (18,284,722)      (17,099,220)      (18,122,458)     (16,994,057)
                                            ------------------  ----------------- ----------------- ----------------
Deficit, end of period                            (18,444,120)      (17,171,260)      (18,444,120)     (17,171,260)
=========================================== ==================  ================= ================= ================

Loss per share                                         $(0.01)           $(0.01)           $(0.02)          $(0.01)


CORAL GOLD CORP.
Statement of Cash Flows
(Unaudited - Prepared by Management)
==============================================================================

                                                                 3 Months                         9 Months
                                                                October 31                       October 31
                                                               2002            2001            2002             2001
                                                    ---------------- --------------- --------------- ----------------
                                                                  $               $               $                $
CASH PROVIDED BY (USED IN)

Operating Activities:                                     (159,398)        (72,040)       (321,662)        (177,203)
    Loss for the period
    Items not involving cash:
       Depreciation                                                            839                            2,515
                                                    ---------------- ---------------- --------------- ----------------
                                                          (159,398)        (71,201)       (321,662)        (174,688)
    Changes in non-cash working capital
       Items:
       Amounts receivable and prepaid                       (9,744)        (38,098)          4,187         (139,744)
       Accounts payable and accrued
          Liabilities                                       (2,464)          2,883         104,528            3,293
       Due from related parties                            (29,961)              -          67,903                -
       Advances payable                                          -               -       (121,845)                -
--------------------------------------------------- ---------------- --------------- --------------- ----------------
                                                          (201,567)       (106,416)      (266,889)         (311,139)
                                                    ---------------- --------------- --------------- ----------------

Financing activities:

    Issue of capital stock for cash                        338,914         482,000       2,209,180          482,000
    Share subscriptions                                          -        (267,000)              -                -
    Cost of issuance                                      (248,161)              -       (248,161)                -
    Due to related parties                                 (10,547)              -        (22,764)                -
--------------------------------------------------- ---------------- --------------- --------------- ----------------
                                                            80,206         215,000      1,938,255           482,000
                                                    ---------------- --------------- --------------- ----------------

Investing Activities:

    Mineral property interests                            (281,704)        (96,309)      (700,697)         (167,536)
    Purchase of computer equipment                               -               -         (2,983)                -
---------------------------------------------------- --------------- ---------------- --------------- ----------------
                                                          (281,704)        (96,309)      (703,680)         (167,536)
                                                     --------------- ---------------- --------------- ----------------

Increase (decrease) in cash                               (403,065)         12,275         967,686            3,325
--------------------------------------------------- ---------------- --------------- --------------- -----------------


Cash, beginning of period                                 1,444,380         40,703          73,629           24,167
                                                    ---------------- --------------- --------------- -----------------

Cash, end of period                                       1,041,315         27,492       1,041,315           27,492
                                                    ================ =============== =============== =================


CORAL GOLD CORP.
Notes to Financial Statements
October 31, 2002
===========================================================================


1.       Basis of Presentation

         These unaudited financial statements have been prepared in accordance with the instructions for the preparation of such financial statements contained in the CICA Handbook Section 1751. Accordingly, certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such instructions. These unaudited Financial Statements should be read in conjunction with the Audited Financial Statements and Notes thereto for the fiscal year ended January 31, 2002.

2.       Summary Of Significant Accounting Policies

         Principles of consolidation

         These interim financial statements include the accounts of Coral Gold Corp., its wholly owned subsidiaries, Coral Energy Corporation of California and Coral Resources Inc. All significant inter-company balances and transactions have been eliminated.

3.       Comparative Figures

         Certain of the prior years comparative figures have been reclassified to conform to the Presentation adopted for the current year.

4.       Mineral Properties

         Exploration and development expenditures incurred during the period are as follows:

               Nevada properties:

                   Geological consulting                           $ 94,564
                   Land and Filing fees                              97,901
                   Lease payments                                   150,220
                   Reclamation                                      276,381
                   Insurance                                         24,322
                   Repairs and maintenance                           13,237
                   Salaries and benefits                              5,090
                   Taxes, Licences and permits                       25,771
                   Travel and accommodation                          10,921
                   Water analysis                                     2,290
                                                              -------------
                                                                    700,697
                                                              -------------
               Balance beginning of period                        5,877,029
                                                              -------------
               Balance, end of period                            $6,577,726
                                                              =============

CORAL GOLD CORP.
Notes to Financial Statements, Page 2
October 31, 2002
==============================================================================


5.       Share Capital

         a) Authorized 50,000,000 common shares without par value

         b) Issued:

                                                       2002                        2001
                                         ------------------------------------------------------------
                                            Number of       Amount        Number of       Amount
                                            shares                        shares
                                         ------------------------------------------------------------

          Balance, beginning of period      22,111,100   $24,427,667      20,018,100      $23,945,667
                Issued during the
                  period:
                    for cash                 8,518,396     2,209,180       2,093,000          482,000
                    Less: cost of issuance
                                                           (248,161)

          Balance, end of period            30,629,496   $26,388,686       22,111,100     $24,427,667
                                          ===========================================================

         c) Private Placement

            During the period the completed the following private placements:

               i) 666,667 units at $0.15 per unit. Each unit consists of one common share and a one year share purchase warrant entitling the investor to purchase an additional common share at a price of $0.15 expiring on February 8, 2003. The Company paid a $10,000 finder's fee in connection with this issuance;

               ii) 666,667 units at $0.15 per unit. Each unit consists of one common share and a one year share purchase warrant entitling the investor to purchase an additional common share at a price of $0.20 expiring on March 27, 2003. The Company paid a $10,000 finder's fee in connection with this issuance;

               iii) 490,000  units at $0.15 per unit.  Each unit consists of one common share and a one year share purchase warrant entitling the investor to purchase an additional common share at a price of $0.15 expiring on March 23, 2003.

               iv) 200,000 units at $0.18 per unit. Each unit consist of one common share and a one year share purchase warrant entitling the investor to purchase an additional common share at a price of $0.24 expiring on April 11, 2004;

               v) 170,000 units at $0.25 per unit. Each unit consists of one common share and a two year share purchase warrant entitling the investor to purchase an additional common share at a price of $0.25 expiring on June 12, 2004;

               vi) 400,000 units at $0.18 per units. Each unit consists of one common share and a two year share purchase warrant entitling the investor to purchase an additional common share at a price of $0.24 expiring on June 12, 2004;

               vii) 5,563,242 units at $0.29 per unit. Each unit consists of one common share and a two-year share purchase warrant entitling the investor to purchase an additional common share if exercised before June 27, 2003 at a price of $0.33

CORAL GOLD CORP.
Notes to Financial Statements, Page 3
October 31, 2002
==============================================================================


                    and  thereafter  at a price  of $0.40  expiring  on June 27,
                    2004.  The  Company  issued  140,820  Agent's   warrants  in
                    connection with this placement

                    The Agent's units carry the same terms as the original units. The Company also paid $126,092 in commissions for this placement.

               d)   Warrants exercised

                    221,000 warrants were exercised during the period at a price of $0.25 per share of which 158,000 were exercised by Directors and/or Officers of the Company.

6.       Stock based compensation

         In the nine month period the Company granted 750,000 fixed share purchase options to employees of the Company at $0.25 per share until September 5, 2005. The Company accounts for its grants under the fair value method. Under the fair value method, options granted to non-employees are charged against income at the time of granting while no compensation expense is recorded for options granted to employees when the exercise price of the Company's employee stock awards is not less than the fair value of the options at the date of grant. The exercise price of all options granted to employees was not less than the fair value of the options at the date of the grant.

         The fair value of each option granted is estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 3%, dividend yield of 0%, volatility factor of 10%, and an expected life of 5 years. Had compensation cost for the stock based employee compensation been recorded, based upon the fair value of share options, additional compensation expense for the nine month period ended October 31, 2002 would have been $25,500. The pro forma loss per share, assuming this additional compensation expense, would be as follows:


                                                 October 31, 2002
                                            3 months           9 months
                                        ------------------- ------------------

                  Loss for the period        184,898            347,162
                                        ------------------- ------------------
                  Loss per share             $(0.01)            $(0.01)
                                        =================== ==================

         Pro forma results may be materially different than actual results realized.

         The Black-Scholes valuation model was developed for use in estimating the fair value of traded options, which are fully transferable and highly traded. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

         Outstanding share purchase options, which were issued prior to February 1, 2002, have neither been charged to income nor included in the calculation of pro forma loss, in accordance with Section 3870 of the CICA Handbook, which is to take effect prospectively.

CORAL GOLD CORP.
Notes to Financial Statements, Page 4
October 31, 2002
=============================================================================


7.   Related Party Transactions

     Related party transactions not disclosed elsewhere in these statements are as follows:

         a) During the period the company paid or made provision for the future payment of the following amounts:

                  i) $45,000 to a private company controlled by a Director for consulting fees.

                  ii) $133,972 to a private company with common management for administration costs incurred on behalf of the Company.

                  iii) $26,527 to a private company controlled by an Officer of the Company for office premises, corporate and accounting services.

         b) Due from related parties comprise $101,668 due from a private company with common management as disclosed in 6)ii) above, and $95,583 due from companies having directors in common.

         c) Due to related parties comprise $66,387 due to a private company controlled by a Director; and $10,848 due to companies with common Directors.

British Columbia Securities Commission
QUARTERLY REPORT
FORM 51-901F


NAME OF ISSUER                  FOR QUARTER ENDED          DATE OF REPORT
----------------------------------------------------------------------------


CORAL GOLD CORP.                October 31, 2002           December 27, 2002
----------------------------------------------------------------------------


ISSUER ADDRESS:
------------------------------------------------------------------------------

Suite 400, 455 Granville Street
------------------------------------------------------------------------------


CITY       PROVINCE          POSTAL CODE   ISSUER FAX NO.  ISSUER TELEPHONE NO
------------------------------------------------------------------------------

Vancouver, British Columbia  V6C 1T1       (604) 682-3600  (604) 682-3701
------------------------------------------------------------------------------


CONTACT PERSON               CONTACT'S POSITION          CONTACT TELEPHONE NO.
------------------------------------------------------------------------------

Andrea Regnier               Accountant                  (604) 682-3701
------------------------------------------------------------------------------


E-MAIL ADDRESS:                              WEB SITE ADDRESS
------------------------------------------------------------------------------

dawnpacific@telus.net                        N/A

------------------------------------------------------------------------------

CERTIFICATE

The three schedules required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

------------------------------------------------------------------------------
DIRECTOR'S SIGNATURE                                     DATE SIGNED
Signed:
"Louis Wolfin"                                           02/12/27
------------------------------------------------------------------------------

DIRECTOR'S SIGNATURE                                     DATE SIGNED
Signed:
"Ernest Calvert"                                         02/12/27
------------------------------------------------------------------------------

           SECURITIES ISSUED DURING THE PERIOD ENDED OCTOBER 31, 2002

         Date        Type of      Description       Number of     Price per      Proceeds $        Type of
       YY/MM/DD       Issue                          shares         share                       consideration
                                                     Issued
    --------------- ----------- ----------------- -------------- ------------- --------------- ----------------


       02/08/04       Common      Exercise of
                                   warrants          60,000         $0.25         $15,000           Cash
    --------------- ----------- ----------------- -------------- ------------- --------------- ----------------



            OPTIONS GRANTED DURING THE PERIOD ENDED OCTOBER 31, 2002


    Date of Grant           Number        Type         Description/name      Exercise price    Expiry date
    YY/MM/DD
    ----------------------- ------------- ------------ --------------------- ----------------- ----------------

    Nil
    ----------------------- ------------- ------------ --------------------- ----------------- ----------------





            OPTIONS, WARRANTS AND CONVERTIBLE SECURITIES OUTSTANDING
                               AT OCTOBER 31, 2002


    Security                              Amount            Exercise or convertible          Expiry Date
                                                                price per share                YY/MM/DD
    ------------------------------ ---------------------- ----------------------------- -----------------------

    Options                              2,012,500                   $0.25                     05/09/05
    ------------------------------ ---------------------- ----------------------------- -----------------------
                                           825,000                   $0.25                     03/10/17
                                   ---------------------- ----------------------------- -----------------------
                                           418,000                   $0.50                     03/09/08
                                   ---------------------- ----------------------------- -----------------------
                                           450,000                   $0.50                     03/10/05
                                   ---------------------- ----------------------------- -----------------------
    Warrants                               400,000                   $0.50                     03/05/14
                                   ---------------------- ----------------------------- -----------------------
                                           666,667                   $0.15                     03/02/15
                                   ---------------------- ----------------------------- -----------------------
                                           666,667                   $0.20                     03/03/27
                                   ---------------------- ----------------------------- -----------------------
                                           490,000                   $0.15                     03/03/27
                                   ---------------------- ----------------------------- -----------------------
                                         5,563,242                 $0.33/0.40                 03/06/27-
                                                                                              04/06/27
                                   ---------------------- ----------------------------- -----------------------
                                           140,820                $0.33/$0.40                 03/06/27-
                                                                                              04/06/27
    ------------------------------ ---------------------- ----------------------------- -----------------------


              LIST OF DIRECTORS AND OFFICERS AS AT OCTOBER 31, 2002

    Ernest Calvert, Director                Lloyd Andrews, Chairman of the Board and Director

    William Glasier, Director               Matt Wayrynen, President and Director

    David Wolfin, Director                  Louis Wolfin, Director

    Joseph Cohen, Director                  Andrea Regnier, Secretary

    F.Riedl-Riedenstein, Director           Chris Sampson, V.P. Explorations, and Director

    Robert Schilling, Director


SCHEDULE "C"
MANAGEMENT'S DISCUSSION & ANALYSIS
For the period ended October 31, 2002

Description of Business

The Company's principal business activities are the exploration and development of mineral properties. The Company is in the process of exploring and developing its mineral properties and has not yet determined whether its mineral properties contain ore reserves that are economically recoverable. The recoverability of amounts shown for mineral properties is dependent upon the discovery of economically recoverable ore reserves in its mineral properties, the ability of the Company to obtain the necessary financing to complete development, confirmation of the Company's interest in the underlying mineral claims and leases and upon future profitable production or sufficient proceeds from the disposition of its mineral properties.

The Company is continually investigating new exploration opportunities, and mineral exploration is carried out on properties identified by management of the company as having favorable exploration potential. Interests in such properties are acquired in various ways. In some cases the Company, through its own efforts, stakes mineral claims or acquires exploration permits. In other cases the Company acquires interest in mineral properties from third parties. An acquisition from a third party is typically made by way of an option agreement, which requires the Company to make specified option payments and to incur a specified amount of exploration expenditures on the property within a given time in order to earn an interest in the property. Most option agreements provide that once the Company has made the required option payments and incurred the specified exploration expenditures, the parties will enter into a joint venture requiring each party to contribute towards future exploration and development costs, based on its percentage interest in the property, or suffer dilution of its interest.

The Company advances its projects to varying degrees by prospecting, mapping, geophysics and drilling. Once a property is determined to have limited exploration potential the property is abandoned or sold. In cases where exploration work on the property reaches a stage where the expense and risk of further exploration and development are too high the Company may seek a third party to earn an interest by furthering the development. Optioning a property to a third party allows the Company to retain an interest in further exploration and development while limiting its obligation to commit large amounts of capital to any one project. The mineral exploration business is high risk and most exploration projects will not become mines.

The Company's present principal exploration activities have been focused on the Robertson Project located in Crescent Valley, Nevada, USA

Risks

Mineral exploration and development involve a high degree of risk and few properties are ultimately developed into producing mines. There is no assurance that the Company's future exploration and development activities will result in any discoveries of commercial bodies of ore. Whether an ore body will be commercially viable depends on a number of factors including the particular attributes of the deposit, such as size, grade and proximity to infrastructure, as well as mineral prices and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in a mineral deposit being unprofitable.

The market price of metals is highly speculative and volatile. Instability in metal prices may affect the interest in mining properties and the development of and production from such properties. During the past few years the price of gold has substantially decreased. If the decline in gold prices continue, this may adversely affect the Company's ability to raise capital to explore for existing and new mineral properties.

Competition

The mining industry in which the Company is engaged in is general, highly competitive. Competitors include well-capitalized mining companies, independent mining companies and other companies having financial and other resources far greater than those of the Company. The Company competes with other mining companies in connection with the acquisition of gold and other precious metal properties. In general, properties with a higher grade of recoverable mineral and/or which are more readily minable afford the owners a competitive advantage in that the cost of production of the final mineral product is lower. Thus, a degree of competition exists between those engaged in the mining industry to acquire the most valuable properties. As a result, the Company may eventually be unable to acquire attractive gold mining properties.

Results of Operations

The Company reports a net loss of Cdn $(321,600) or $ (0.02) per share, for the nine month period ended October 31, 2002, compared to a net loss of Cdn $(177,203) or $(0.01) per share for the corresponding period in 2001. The Company had no operating revenues. The company recorded a gain in foreign exchange of $9,788 compared to a loss in 2001 of $2,730. The Company had no write-offs or write-downs during the period. Interest expense of $25891 was recorded in 2001 compared to $Nil in 2002. The interest was accrued in connection with the Bralorne property option agreement, which the company terminated in fiscal 2002. Audit and accounting fees have increased by $22,568 due to a late accrual for the 2002 audit fees. In general every expense account has increased due to the increase in activities relating to financings and conducting reclamation on the Company's Robertson Project. The Company's principles traveled to the project in Nevada several times during the year resulting in an increase in travel and accommodation. Shareholder communications and investor relations, and trade shows have increased significantly due to the more active role the Company has taken in public relations this period compared to the corresponding period in 2001.

Related Party Transactions

Under a five year Management Consulting Agreement dated February 1, 1996 between the Company and Frobisher Securities Inc., a private company controlled by the President of the Company, Louis Wolfin, the Company pays Frobisher a remuneration of $5,000 per month plus out of pocket expenses. This agreement terminated on April 1, 2002 at which time the Company entered into a three year Consulting Agreement with Wear Wolfin Designs, a private company controlled by the family of the President of the Company. Under the terms of the Agreement the Company pays $5,000 per month.

The Company has a contract with Oniva International Services Corp. a private company owned by the Company and three other affiliated companies, whereby Oniva provides certain administrative and exploration services to the Company.

A private company owned by the Secretary of the Company charges the Company for office premises, accounting, general corporate and administrative services.

Liquidity and Capital Resources

At this time, the Company has no operating revenues, and does not anticipate any operating revenues until the Company is able to find, acquire, place in production and operate a profitable mining property. Historically, the Company has raised funds through equity financing and the exercise of options and warrants to fund its operations. The Company has working capital of $925,023 (see Contingent liabilities and current operations below). In order to sustain present operations, the Company will need to refinance in the near future.

Contingent liabilities and current operations

During fiscal 1999 the Company entered into an option agreement with Placer Dome U.S. Inc. ("Placer") respecting the Robertson project (the "Option Agreement") wherein Placer assumed the financial guarantee on a US $2,050,000 reclamation bond on a portion of the Robertson Property (the "Reclamation Bond"). Pursuant to the terms of the Option Agreement, when the agreement terminated on December 31, 2002, the Company was required to post its own security for the Bond and obtain a full release of Placer's guarantee not later than 18 months after the effective date of termination. As security for the timely performance of the Company's obligation to substitute new security to allow for the release of Placer's guarantee under the Reclamation Bond, the Company executed a Deed of trust, Security Agreement and Financing Statement dated October 8, 1998 transferring title to the Robertson Property to Cow County Title Company, a Nevada Corporation, as trustee for the benefit of Placer. The deed of Trust is essentially a mortgage of the property, and entitles Placer to immediately foreclose and obtain a transfer of the title to the property from the Trustee in the event that the Company fails to obtain the release of Placer's guarantee.

Pursuant to the terms of the Option Agreement, upon termination of the agreement on December 31, 2000, the Company was required to post its own security for the Bond and obtain a full release of Placer's guarantee not later than 18 months after the effective date of termination. In 1997, a previous optionor (Amax) prepared the original Reclamation Plan, which established the amount of the Bond. At the time the Plan was prepared the Company was advised that the Bureau of Land Management in Nevada ("BLM") had fixed cost guidelines that were required to be taken into consideration when preparing the Plan. The BLM has since removed the fixed cost guidelines.

Subsequent to the preparation of the original Plan, the Company has conducted a considerable amount of reclamation on the property including removal of all trailers, storage building, mining equipment, transformers, tanks, and drill jumbos, the removal of hazardous material and general cleaned up and re-grading and seeding. All drill holes have been filed and restored.

The Company sought and received from Placer an extension to the 18-month deadline, and retained a consulting firm to update permits and prepare a current Reclamation Plan that will more accurately reflect the cost to reclaim the property. The preliminary review indicates that the bond may be reduced by as much as 40 to 60 percent. Because the bond cost for most tasks is calculated at nearly 200% of the cost incurred by a private party, for each dollar spent on the ground the bond liability would be reduced by two dollars. However, until the new Plan is complete the Company cannot accurately determine the amount of the bond that will be required.

The Company intends to make application to the Nevada Division of Minerals State Bond Pool once the Plan is complete which, according to them, can review a properly prepared application in 30 days or less. The application requires a completed application form, approvals from regulatory agencies and a review of the company's audited financial statements. Providing that the financial review is favorable; the Company could obtain coverage under the bond pool within 30 to 45 days from the date the application is submitted at which time Placer's guarantee will be removed. The bond pool was established to help smaller companies meet the bonding requirements and covers up to 75% of bond coverage when approved.

At September 25, 2002 the Plan was 85% complete and is scheduled for completion and filing with the NDEP and BLM by October 18, 2002. Although the time required to obtain final, written approval of reclamation costs is unpredictable; discussions with NDEP indicate that approval could be obtained in three to six weeks following submission. However, rapid approval from the BLM is less likely, but the company intends to aggressively pursue this with the BLM State office. On September 19, 2002, Placer Dome U.S. Inc. advised the Company that it was in "material default of the Agreement and that PDUS intends to exercise all available rights and pursue all available remedies if Coral does not fully perform its obligations required under the Agreement by October 31, 2002". The Company is in discussions with Placer in an effort to extend the October 31, 2002 deadline.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                      CORAL GOLD CORP.
                                      (Registrant)




Date:  January 14, 2003               /s/ ANDREA REGNIER
                                      -------------------------------------
                                      Andrea Regnier, Corporate Secretary